UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                              PS PARTNERS II, LTD.
                                (Name of Issuer)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

            David Goldberg, 701 Western Avenue, Glendale, California
                       91201-2397, 818/244-8080, ext. 529
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       128,000

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       128,000

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             128,000

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             100%

   14   Type of Reporting Person*
             CO

        The Statement on Schedule 13D dated October 25, 1994, as previously amended and restated by Amendment No. 1 dated December 9, 1994 and amended by Amendment No. 2 (which was a Schedule 14D-1 filed by Public Storage, Inc. on August 21, 1996), Amendment No. 3 (which was Amendment No. 2 to the Schedule 14D-1 filed by Public Storage, Inc. on October 16, 1996) and Amendment No. 4 dated January 19, 1999 (filed January 25, 1999) (as amended, the "Schedule 13D") filed by Public Storage, Inc. relating to the units of limited partnership interest (the "Units") of PS Partners II, Ltd. (the "Issuer"), is amended by this Amendment No. 5 as set forth below. Capitalized terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Compensation
        ------------------------------------------------

        Item 3 of the Schedule 13D is supplemented as follows:

        On May 7, 1999, PSI, through a wholly-owned subsidiary, acquired all of the 33,053 Units that were not previously owned by PSI. PSI's acquisition of the 33,053 Units was accomplished through the merger (the "Merger") of PS Partners II Merger Co., Inc., a wholly-owned, second-tier subsidiary of PSI, into the Issuer. The consideration issued by PSI in the Merger to the holders of the 33,053 Units (the "Public Limited Partners") consisted of approximately $8,550,099 in cash and approximately 569,000 shares of Common Stock of PSI ("PSI Common Stock"). The cash consideration was paid by PSI from its working capital.

Item 4. Purpose of Transaction
        ----------------------

        Item 4 of the Schedule 13D is supplemented as follows:

        Pursuant to the Merger, each of the 33,053 Units held by the Public Limited Partners was converted into the right to receive cash or PSI Common Stock. Based upon the elections made by the Public Limited Partners, PSI paid to the Public Limited Partners an aggregate of approximately $8,550,099 in cash and approximately 569,000 shares of PSI Common Stock. As a result of the Merger, (i) PSI, through a wholly-owned subsidiary, owns all of the 128,000 Units in the Partnership and (ii) PSI and B. Wayne Hughes retain their general partner interests in the Partnership, and the Partnership remains in existence.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

        Item 5 of the Schedule 13D is supplemented as follows:

        As of May 7, 1999, the effective date of the Merger, PSI owned 128,000 Units, which constitute 100% of the total number of Units outstanding.

        PSI has the sole power to vote and the sole power to dispose of the 128,000 Units owned by it. These 128,000 Units are held of record by SEI Arlington Acquisition Corporation, a wholly-owned subsidiary of PSI.

        During the period commencing January 25, 1999 (i.e., after the filing of Amendment No. 4 to the Schedule 13D) and ending May 7, 1999, PSI acquired 33,053 Units on May 7, 1999 pursuant to the Merger for an aggregate consideration paid by PSI to the Public Limited Partners of approximately $8,550,099 in cash and approximately 569,000 shares of PSI Common Stock.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 1999                     PUBLIC STORAGE, INC.


                                         By:  /S/ SARAH HASS
                                             -------------------------
                                             Sarah Hass
                                             Vice President